BY FAX AND BY MAIL
The Management Board and Supervisory Board of ASM International N.V.
Jan van Eycklaan 10
3723 BC BILTHOVEN
The Netherlands
                                                            14 June 2007, London

Dear Sirs,

As a shareholder holding approximately 9.2% of common shares in the capital of ASM International N.V. we bring the following to your attention:

APPOINTMENT OF CEO
On the day of the AGM of ASMI you announced that Mr. Del Prado Jr. has been appointed Chief Executive Officer. Obviously, such appointment is an important decision within the corporate governance structure of the Company, especially given the fact that the chairman has the right to cast as many votes as there are other board members in office (article 17.3 Articles of Association (AoA)). This gives rise to the following questions:

a. Why was the appointment of Mr. Del Prado Jr. not been included on the agenda of the AGM, despite the fact that your boards apparently intended to discuss this appointment during this meeting? We refer to article 10.5 of the Supervisory Board Rules which states that each substantial change in the corporate governance structure will be submitted to the General Meeting of Shareholders for discussion under a separate agenda item.

b. Have the family ties between the incorporator and present CEO Mr. Del Prado Sr. and Mr. Del Prado Jr. been taken into consideration and if so, in what manner? In particular, have you considered that appointment of a qualified external candidate would have been, in the eyes of many shareholders, an important contribution to value restoration of the front-end business? We refer to the discussions during the AGM of 18 May 2006 regarding the appointment of Mr. Del Prado Jr. as member of the Management Board, wherein several shareholders criticized his candidacy and the lack of clarity regarding the nomination procedure.

For the avoidance of doubt: Mr. Del Prado Sr. was quoted in Financieele Dagblad of 23 May last as being "irritated" that Fursa was not represented at the AGM. In the first place, this assumption is incorrect; Fursa has cast its votes on the limited number of agenda items. In the second place, there was no announcement by ASMI that appointment of the CEO would be discussed let alone voted upon.

CORPORATE GOVERNANCE
The appointment of Mr. Del Prado Jr. confirms our concern, raised several times before, that the present corporate governance structure of ASMI leads to minimization of influence of outside shareholders. We refer for instance to our letter of 13 April 2006 and the letters of our Dutch legal counsel of 23 November and 28 December 2006.
We reiterate that the present appointment and dismissal process vested in ASMI's Articles of Association still does not reflect the principles and best practices of the Corporate Governance Code, despite the clear and unambiguous commitment by the ASMI Boards to procure such compliance. The present appointment and dismissal procedure basically means that board members can only be appointed and dismissed by a shareholders' vote representing more than half of the issued capital or, alternatively, on the basis of a nomination by the Supervisory Board. This as a practical matter means that the newly appointed CEO cannot be dismissed by shareholders without the supporting vote of his father.

We therefore strongly repeat our previous requests to propose amendments to the Articles of Association in order to achieve compliance with principle IV.1.1 of the Corporate Governance Code and the best practice provisions relating thereto.

REPORTING
In its Q4 and 2006 annual results, ASMI presented greater detail on the performance of the front-end business, helping the market to appreciate the achievements made in this business, including a break-down in earnings from operations relating to established products, products in development and overhead. This level of detail was, however, dropped in the Q1 2007 presentation. This stepping back from your commitment of 24 November 2006 is counterproductive in view of the intended value restoration of the front-end business, and we strongly urge you to reassume this level of detail.


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


VOTES ON MOTION AT THE 27 NOVEMBER EGM
During the EGM of 27 November 2006, on our behalf doubts were expressed whether the total number of votes in favour of our motion, as counted by the civil law notaries, was correct. As a result of the correspondence between our respective counsels of 28 December 2006 and 16 January 2007, our Dutch counsel has forwarded the information available to us by mail of 17 January 2007 to the civil law notary. Eventually, a few days before the AGM she informed our Dutch counsel that she was not able to determine the votes cast during that EGM or the origin of such votes. The civil law notary announced she would confirm this position in writing, which however has not been the case.

In our view this is unacceptable. During the EGM the civil law notaries had to correct themselves in the sense that they admitted that approximately 4.5 million proxy votes in favour of our motion were initially not included. Months later, the civil law notary confirmed orally it would not be possible to determine the number of votes and their origin, which raises serious doubts regarding the voting system. We look forward to receiving a clear answer to our question on the number of votes cast in favour of our motion.

CURRENT STRATEGY
During the AGM, you stated you continue to support and execute the current strategy of combining front-end and back-end operations. In November 2006 you stated you "will continue to evaluate developments in the semi-conductor industry and the strategy of ASMI and will give all options, without exception, appropriate consideration" (press release of 24 November 2006). The current strategy appears to be failing despite improvements in top line and operational margins of the front-end business:

a. The valuation of the market capitalisation of the front-end business (ASMI's current market capitalisation before dilution) still appears effectively negative in as much as it is surpassed in value by the market capitalisation of its subsidiary ASM Pacific Technology (ASM PT). The current ASMI share price performance is driven, we believe, by the performance of the ASM PT shares. Before the EGM of 27 November 2006, the net market value of the front-end business was slightly positive. However, since then it has drifted back to currently minus (euro) 1.50 per share;

b. Leading semi-conductor equipment analysts and industrial specialists continue to believe that the combination of the ASM PT participation and the front-end business does not create added value. The market perception apparently also is that ASMI's front-end operations lack sufficient scale to realize margins at peer group level;


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


c. ASM PT has an excellent manufacturing platform - in a diversified market - and would appear otherwise well positioned to take up the role of consolidator in its niche. However, as a result of ASMI's current control of ASM PT, ASM PT is perceived as being unable to take up this role.

FUTURE STRATEGY
Immediately prior to the EGM of November 2006, you committed yourself to continuously evaluate ASMI's position and to give all options "without exception" appropriate consideration, as well as your preparedness to create independence between front-end and back-end operations. Your commitment on this important point appeared to make a decisive difference for that shareholders' meeting to not adopt the motion to split at that time.
Our questions therefore are:

a. Does the present position of ASMI (including the ratio between ASM PT's market cap and ASMI's market cap) give rise for you to reconsider the current corporate structure of ASMI?;

b. If this is presently not the case, have you determined milestones (time wise, as well as operational and valuation parameters) for such assessment? If so, what are these milestones? If not, why not?

c. Which actions are you considering to restore value to the front-end business? What are your alternative plans if the market continues to place an irregular valuation to the front-end business?

d. The Supervisory Board chose to support a medium-to-high risk strategy evidenced by (i.) supporting a family member as a new CEO in a public company, (ii.) Supporting deviations from corporate governance code, (iii.) supporting a corporate structure not appreciated by the market and questioned by the industry and (iv.) supporting the continuation of subscale business units in the front-end business portfolio. Have further assessments been made by the Supervisory Board, including any recent risk analysis of margin recovery process of the front-end business, possible consolidation plays in both the front-end and back-end sectors and assessment of ASMI's positioning in a possible sector downturn?

It is our preference to discuss the above questions and comments with representatives of your Supervisory Board within a short period of time. We are anxious to understand why the Supervisory Board chooses to support the above described corporate structure and strategy, as well as the fact that it is the responsibility of the Supervisory Board to mediate in discussions as these between material shareholders and the Board (see the ruling of the Enterprise Chamber re Stork of 17 January last).

We look forward to your response within two weeks from today.


Yours sincerely,


Fursa Alternative Strategies LLC

By:     /s/ William F. Harley, III
        ----------------------------
William F. Harley, III
President & Chief Investment Officer





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